United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Announcement | Lisbon | 2 July 2015

Management Transactions

PHAROL, SGPS S.A. (“PHAROL”) hereby informs that it was notified of the following transaction on the regulated market representing PHAROL shares, carried out on 1st July 2015 by the Chairman of the Board of Directors, Mr. Luís Maria Viana Palha da Silva.

Transaction: Acquisition

Date of transaction: 1 July 2015

Local: Lisbon

Average Price (EUR): 0.4030€

Volume: 100,000

Luís Maria Viana Palha da Silva is a member of PHAROL’s Board of Directors, and therefore he is a Director of PHAROL pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify the transaction above.

According to the information received by PHAROL, after these transaction Mr. Luís Maria Viana Palha da Silva held a total of 100,000 PHAROL shares, corresponding to 0.011% of PHAROL’s share capital and corresponding voting rights.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of CMVM

Regulation no. 5/2008.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.